Exhibit 99.2

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

of the Nominating and Corporate Governance Committee of

Baozun Inc.

This Nominating and Corporate Governance Committee Charter was adopted by the Board of Directors (the “Board”) of Baozun Inc. (the “Company”) and became effective on November 1, 2022, and was amended on May 21, 2025.

I.	Purpose

The purpose of the Nominating and Corporate Governance Committee of the Board (the “Committee”) is to identify individuals qualified to become Board members consistent with criteria approved by the Board, to recommend that the Board select the director nominees, to develop and recommend to the Board a set of Corporate Governance Guidelines and to oversee the evaluation of the Board and management. The appointment or re-appointment of directors, including independent non-executive directors must be subject to the recommendation of the Committee.

II.	Membership

The Committee must consist of at least three directors, each of whom must satisfy the independence requirements of The Nasdaq Stock Market (“NASDAQ”) and The Stock Exchange of Hong Kong Limited (“HKSE”), U.S. securities laws, and any other applicable laws, regulations or requirements, subject to any available exception. At least one member of the Committee shall be of a different gender.

The Committee must also be chaired by the chairman of the Board or an independent non-executive director within the Committee (the “Chair”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HK Listing Rules”). Committee members must be appointed and may be removed, with or without cause, by the Board. Unless a Chair is designated by the Board, the Committee may designate a Chair by majority vote of the full Committee membership. Committee shall serve for such terms as the Board may determine, or until their earlier resignation, death or removal.

III.	Meetings, Procedures and Authority

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the NASDAQ rules, the HK Listing Rules, the Company’s Memorandum and Articles of Association and any other laws or regulations that are applicable to the Company or the Committee.

The Committee has sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms. The Committee has the authority to retain any other advisors that the Committee believes to be desirable and appropriate and has the authority to approve related fees and retention terms.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time and consistent with this Charter, the purposes of the Committee, and the Company’s Memorandum and Articles of Association and applicable laws and rules, including the NASDAQ rules and the HK Listing Rules.

IV.	Duties and Responsibilities

1.	Director Nominees. The Committee shall identify individuals qualified to become members of the Board and ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. The Committee shall also recommend to the Board the nominees for election to the Board.

2.	Criteria for Selecting Directors. The criteria to be used by the Committee in recommending directors and by the Board in nominating directors are as set forth in the Company’s corporate governance guidelines. The criteria to be used by the Committee in recommending directors and by the Board in nominating independent directors also includes the independence requirements of the NASDAQ and the HKSE, U.S. securities laws, and any other applicable laws or regulations, subject to any available exception.

3.	Board Structure, Size and Composition. The Committee shall at least annually review the structure, size and composition (including the skills, knowledge and experience) of the Board, assist the Board in maintaining a board skills matrix and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy. The Committee shall also make recommendations to the Board on appointment or reappointment of directors and succession planning for directors, in particular the Chairman of the Board and the Chief Executive Officer.

4.	Board Committee Structure and Membership. The Committee shall annually review the Board committee structure and recommend to the Board for its approval directors to serve as members of each committee.

5.	Corporate Governance Guidelines. The Committee shall develop and recommend to the Board the Corporate Governance Guidelines. The Committee will, from time to time as it deems appropriate, review and reassess the adequacy of such corporate governance guidelines and recommend any proposed changes to the Board for approval.

6.	Corporate Governance Duties. The Committee will:

(a)	develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	review and monitor the training and continuous professional development of directors and senior management;

(c)	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors; and

(e)	review the Company’s compliance with the Corporate Governance Code in Appendix C1 of the HK Listing Rules and disclosure in the Corporate Governance Report.

7.	Board and Management Evaluations. The Committee shall oversee the annual self-evaluations of the Board and management and support the Company’s regular evaluation of the Board’s performance. The Committee shall also assess each director’s time commitment and contribution to the Board, as well as the director’s ability to discharge his or her responsibilities effectively, taking into account professional qualifications and work experience, existing directorships of listed companies (if any) and other significant external time commitments of such director and other factors or circumstances relevant to the director’s character, integrity, independence and experience.

8.	Independence of Independent Directors. The Committee shall assess the independence of independent directors.

9.	Other Corporate Governance Matters. The Committee may make recommendations to the Board regarding governance matters, including, but not limited to, the Company’s Memorandum and Articles of Association and the charters of the Company’s other committees.

10.	Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee.

11.	Committee Self-Evaluation. The Committee must at least annually perform an evaluation of the performance of the Committee.

12.	Review of this Charter. The Committee must periodically review and reassess this Charter and submit any recommended changes to the Board for its consideration.

V.	Delegation of Duties

In fulfilling its responsibilities, the Committee has the authority to delegate any or all of its responsibilities to a subcommittee of the Committee.

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